SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: March 7, 2019

List of materials

Documents attached hereto:

i) Share Buyback Report for the period from February 1, 2019 to February 28, 2019

[This is a translation of the Share Buyback Report for the period from February 1, 2019 to February 28, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on March 7, 2019]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of February 28, 2019)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 8, 2019 (Period of Repurchase: February 12, 2019 to March 22, 2019）		30,000,000 (Maximum)	100,000,000,000 (Maximum)
Repurchases during the reporting month	February 12	854,100	4,160,907,781
(Date of repurchase)	February 13	756,000	3,735,234,896
	February 14	783,400	3,928,031,368
	February 15	775,900	3,902,419,775
	February 18	765,600	3,868,078,164
	February 19	734,300	3,761,951,367
	February 20	695,100	3,640,518,616
	February 21	672,100	3,572,022,908
	February 22	674,800	3,580,947,191
	February 25	655,600	3,523,700,982
	February 26	671,800	3,603,282,670
	February 27	660,100	3,559,936,000
	February 28	676,000	3,624,668,668
Total	―	9,374,800	48,461,700,386
Total number of shares repurchased as of the end of the reporting month		9,374,800	48,461,700,386
Progress of the repurchase (%)		31.25	48.46
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:  It was resolved at the meeting of the Board of Directors held on February 8, 2019 that the method of repurchase is an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury

(as of February 28, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,271,116,442
Number of treasury stock	10,547,073

EOF